January 6, 2006
VIA EDGAR AND COURIER
Ms. Amit Pande
Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4561
Washington, DC 20549

Re:	Citizens First Bancorp, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2004 File No. 000-32041
Dear Ms. Pande:
     This letter is provided in connection with the review letters from your office dated September 2, 2005, September 22, 2005 and December 21, 2005 regarding the filings referenced above. Please note that comments in this letter should be reviewed in conjunction with our letters dated September 16, 2005 and October 4, 2005.
Comment No. 1:
     Management, the Asset Liability Committee (ALCO), the Board of Directors and the Audit Committee continue to monitor the Freddie Mac equity preferred stock (FHLMC) investment on a monthly basis. More recently, as of December 29, 2005, this investment was trading at $43.15 per share (see attached).
12 Month Libor:
Please see Attachment 1.
     As depicted in the following attachment, interest rates on twelve month LIBOR (the index) have rebounded significantly from a record low in 2003 to a level above the May 23, 2001 rate of 4.50. Additionally, the index as of December 31, 2005 was 4.85, an increase of 7.8% over May 23, 2001.
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Management relies on historical rate patterns as one of its methods of assessing other-than-temporary impairment on the Company’s investments, in conjunction with factors listed in our letter dated September 16, 2005. We also discuss at the appropriate meetings the fact that we cannot predict the future of the markets and our assessment of other-than-temporary impairment assumes that all conditions are equal.
     Based on the historical and a more recent increase in trend of the index, management believes that recovery of this other-than-impairment is estimated to occur within the next three to five years. As expected and discussed on page 3 of 11 of our letter dated September 16, 2005, management has the ability and intent to hold the investment to allow for a full recovery in market value. The value of this investment has increased during 2005 and we expect this to continue into 2006. If the value does not increase as expected, management, ALCO, the Board of Directors and the Audit Committee, will re-evaluate our analysis and perform steps to ensure that we follow United States Generally Accepted Accounting Principles and other regulatory compliance, including writing down the investment to its net realizable value at that time if deemed necessary.
     Management continues to provide updates to ALCO, the Board of Directors, our auditors, and the Audit Committee via news articles and other pertinent data to support our analysis.
     We would appreciate receiving any additional comments which the Staff may have at your earliest possible convenience. Please direct any further comments to the undersigned or Michael D. Luna at (810) 990-1550.

Very truly yours, CITIZENS FIRST BANCORP, INC. Timothy D. Regan Chief Financial Officer

cc:	Marshall J. Campbell, Citizens First Bancorp, Inc.
Christopher A. Kellerman, Chairman, Audit Committee, Citizens First Bancorp, Inc.
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FREDDIE MAC VAR N (NYSE:FRE-PN) Delayed quote data
Last Trade: 43.15 Day’s Range: N/A - N/A
Trade Time: Dec 29 52wk Range: N/A
Change: 0.00 (0.00%) Volume: 0
Prev Close: 43.15 Avg Vol (3m): N/A
Open: N/A Market Cap: N/A
Bid: N/A P/E (ttm): N/A
Ask: N/A EPS (ttm): N/A
1y Target Est: N/A Div & Yield: N/A (N/A)
FRE-PN 29-Dec 3:00pm (C)Yahoo! 44.2 43.8 43.2 42.8 42.2 1d 5d 10am 12pm 2pm 4pm Real-time charts for FRE-PN Free Trial

EP003830 Pfd DES P215 Pfd DES PREFERRED SECURITY DISPLAY Page 1/5 FREDDIE MAC (FRE ) 0.0000% Series ** [EXCH]
NON-CUMULATIVE Name FED HOME LOAN MORTGAGE Type Sovereign Agency Market of Issue Public SECURITY INFORMATION Country US Currency USD New/Old/Partial N Calc Typ(104) PRFD/ARMS:%TYPE Workout PERPETUAL Series ** PERP/CALL Div 3.64 %Variable QUARTLY ANNUAL US LIB-20 ACT/360 Announcement Dt 3/20/01 Ex-Div Date 12/ 8/05 1st Settle Date 3/23/01 Div Pay Date 12/30/05 Iss Pr 50.0000 NO PROSPECTUS
IDENTIFIERS EXCH SYN FRE N ISIN US3134007646 CUSIP 313400764 RATINGS Moody’s Aa3 S&P AA- Fitch AA- Composite AA- ISSUE SIZE Amt Issued/Outstanding 4,6000,000.00 SHR/ 4,600,000.00 SHR Min Piece/Increment 50.00/ 50.00 Par Amount 50.00 BOOK RUNNER/EXCHANGE GS NEW YORK
1) Additional Sec Info 2) Floating Rates 3) Call Schedule 4) Corporate Actions 5) Par Cds Spreads 6) Ratings 7) Custom Notes 8) Identifiers 9) Sec. Specific News 10) Involved Parties 11) Pricing Sources 12) Pfd Dividend Hist. 13) Related Securities 14) Issuer Web Page 65) Old DES 66) Send as Attachment
DIV=157 TO 3.021 THEREAFTER 12HQ US$LIBOR CUSP. PESET ANNLY. APP TO LIST NYSE.
Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410 Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2005 Bloomberg L.P. H191-160-1 23-Dec-05 11:08:53
Page P215 Pfd DES FREDDIE MAC (FRE ) 0.0000% Series ** [EXCH]
Floating Rate Index History Page 2/5 Bench Freq ANNUAL Next Div Date 4/ 1/06 Float Page 1/2 Fix Frequency ANNUAL Prev Div Date 4/ 1/05 Floor Ex-Div Date 12/ 8/05 Cap 11 Cur Cpn 3.64 Margin 20 BP Benchmark ANNUAL US LIBOR
1/3/06 4.85 Accrual Start Rate Accrual Start Rate 4/ 1/06 4/ 1/05 3.64000 4/ 1/04 1.14125 4/ 1/03 1.14000 4/ 1/02 2.82000 5/23/01 4.50000
(MENU) to return to main DES page. (PG FWD) to see graph of rates Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410 Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2005 Bloomberg L.P. H191-160-1 23-Dec-05 11:09:05

Page P215 Pfd DES FREDDIE MAC (FRE ) 0.0000% Series ** [EXCH]
Floating Rate Index History Page 3/5 Bench Freq ANNUAL Next Div Date 4/ 1/06 Float Page 2/2 Fix Frequency ANNUAL Prev Div Date 4/ 1/05 Floor Ex-Div Date 12/ 8/05 Cap 11 Cur Cpn 3.64 Margin 20 BP Benchmark ANNUAL US LIBOR
RATES 4.75 3.81 2.88 1.04 1.00 DATES 5/23. 1 4/ 1 2 4/1 3 4/1 4 4/1/5 4/1/6 (MENU) to return to main DES page. (PGFWD) to see table of rates. Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410 Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2005 Bloomberg L.P. H191-160-1 23-Dec-05 11:09:17
US0012M 4.85063 - .02937 Index GP At 06:33 0p 4.85063 Hi 4.85063 Lo 4.85063 Ask Line US0012M Index 1/4 Range 12/31/03 - 12/23/05 Period D Daily Upper Chart: 1 Ask Line Moving Averages 12 month LIBOR No News
Close/Ask Last 4.85063 High 12/22/05 4.880000 Average 3.05891 Low 3/17/04 1.28250 5.00000 4.50000 4.00000 3.50000 3.00000 2.50000 2.00000 1.50000 Repriced 4/05 Repriced 4/04 02/16 02 01/15 01/15 04 01/15 01/15 02/16 01/15 01/15 01/15 01/15 04 01/15 01/15 01/15 03/17 01/15 01/15 01/15 01/15 03/17 01/15 01/15 J F M A M J J A S O N D J F M A M J J A S O N D J 2004 2005 Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410 Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2005 Bloomberg L.P. H191-160-1 23-Dec-05 11:12:11

Page Hit (MENU) to return to graph or (PAGE) to continue. P215 Index GP YIELD TABLE TABULAR DATA OF PREVIOUS GRAPH PAGE 2 OF 4 LIBOR-USD Fix 12 Month THIS PAGE: 12/23/05 TO: 10/24/05
DATE YIELD DATE YIELD DATE YIELD
F 12/23 4.85063 F 12/ 2 4.85000 F 11/11 4/80125
T 12/22 4.88000 T 12/ 1 4.82125 T 11/10 4.82875
W 12/21 4.85000 W 11/30 4.79000 W 11/ 9 4.78375
T 12/20 4.82625 T 11/29 4.73938 T 11/ 8 4.80000
M 12/19 4.81000 M 11/28 4.75563 M 11/ 7 4.81000
F 12/16 4.80813 F 11/25 4.73500 F 11/ 4 4.81000
T 12/15 4.80188 T 11/24 4.74125 T 11/ 3 4.77000
W 12/14 4.83000 W 11/23 4.72750 W 11/ 2 4.75563
T 12/13 4.86000 T 11/22 4.79000 T 11/ 1 4.71563
M 12/12 4.84375 M 11/21 4.80125 M 10/31 4.72000
F 12/ 9 4.81000 F 11/18 4.78188 F 10/28 4.67788
T 12/ 8 4.82813 T 11/17 4.80000 T 10/27 4.67375
W 12/ 7 4.83000 W 11/16 4.83663 W 10/26 4.66875
T 12/ 6 4.86813 T 11/15 4.83813 T 10/25 4.60000
M 12/ 5 4.86625 M 11/14 4.80625 M 10/24 4.57250
Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2005 Bloomberg L.P.
H191-160-1 23-Dec-05 11:12:19
Page P215 Index GP Hit (MENU) to return graph or (PAGE) to continue. YIELD TABLE PAGE 3 OF 4 LIBOR-USD Fix 12 Month THIS PAGE: 10/21/05 TO: 8/22/05
DATE YIELD DATE YIELD DATE YIELD
F 10/21 4.58000 F 9/30 4.44000 F 9/ 9 4.14625
T 10/20 4.58375 T 9/29 4.40688 T 9/ 8 4.12813
W 10/19 4.55125 W 9/28 4.40063 W 9/ 7 4.08000
T 10/18 4.57938 T 9/27 4.37188 T 9/ 6 4.05563
M 10/17 4.57188 M 9/26 4.35313 M 9/ 5 4.00750
F 10/14 4.57375 F 9/23 4.27875 F 9/ 2 3.95875
T 10/13 4.56750 T 9/22 4.23000 T 9/ 1 4.13000
W 10/12 4.54563 W 9/21 4.27000 W 8/31 4.24000
T 10/11 4.52000 T 9/20 4.22000 T 8/30 4.31063
M 10/10 4.52000 M 9/19 4.24625 M 8/29
F 10/ 7 4.51875 F 9/16 4.17125 F 8/26 4.27000
T 10/ 6 4.50000 T 9/15 4.16000 T 8/25 4.27000
W 10/ 5 4.51063 W 9/14 4.15125 W 8/24 4.25875
T 10/ 4 4.53000 T 9/13 4.18500 T 8/23 4.27375
M 10/ 3 4.48438 M 9/12 4.14625 M 8/22 4.27875
Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2005 Bloomberg L.P.
H191-160-1 23-Dec-05 11:12:24